Exhibit 1

For Immediate Release

Pointer Telocation Announces the Win of a $3M Project to
Provide Advanced Solutions for Fleet Management in Brazil

Rosh HaAyin, Israel October 30, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced that it has been awarded  a supply and installation contract to provide advanced solutions to manage a fleet of vehicles in Brazil. The contract is worth approximately $3 million with revenues expected to commence in the fourth quarter of 2013. The advanced solutions will enable the customer to effectively manage its fleet of over 3,000 motor vehicles.

Pointer’s telemetry solution, with integration into the customer’s Enterprise Resource Planning (ERP) system, will enable the customer to effectively track and manage fuel consumption of its motor vehicles, prevent fuel waste and unauthorized use of the vehicle, improve productivity and reduce accidents. The system to be installed in Brazil also includes a package of solutions to manage a fleet of vehicles with advanced control and command technologies. The Pointer system also enables the customer to achieve better control and increased efficiency of its employees.

David Mahlab, President and CEO of Pointer said: "We are very pleased that a Brazilian customer of such a significant size chose our solutions over those of our competition. This agreement is another positive result from our consistent growth strategy for the Company's operations abroad and will increase revenues and profitability of the Company. This transaction in Brazil is proof of our ability to sign and close large agreements in the markets in which we operate, as well as the attractiveness of our unique technology and services to those markets. Finally, it marks another success of, and further strengthens our confidence in, our operations in Brazil and supports our decision to purchase the entire holdings in our Brazilian subsidiary which was recently concluded" stated Mr. Mahlab.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Chen Livne, Gelbart-Kahana Investor Relations
Tel.; 972-3-572 3111	Tel: 972-3-607 4717, +972-54-302 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com